Exhibit 99.1

Catalyst Paper named to best 50 Canadian corporate citizens list for eighth consecutive year

RICHMOND, BC, June 4, 2014 /CNW/ - Catalyst Paper (TSX:CYT) is pleased to accept - on behalf of its 1,600 employees - the honour of being named one of Corporate Knights' Best 50 Canadian Corporate Citizens for the eighth year running.

Corporate Knights, an award-winning quarterly publication for clean capitalism, gave start to its magazine and Best 50 list in 2002 to raise awareness of sustainability issues. Catalyst was one of 144 companies considered by Corporate Knights for its Best 50 list, and evaluated across twelve key performance indicators covering resource, employee and financial management synchronized with the Global 100 Index from information that was disclosed voluntarily in Catalyst's public reports such as financial filings and sustainability reports.

"Earning this title for the eighth year is an honour and significant achievement - something that all Catalyst employees had a hand in realizing," said Joe Nemeth, President and CEO. "This recognition reaffirms that our continual vigilance to raising the bar on sustainability, environmental stewardship and social responsibility is more than just the right thing to do - it's good for business."

The honour reflects Catalyst's ongoing commitment and engagement with partners and organizations to drive forward sustainability and capacity-building initiatives. Our partners include the World Wildlife Fund, the Forest Stewardship Council, the Canadian Business for Social Responsibility, SmartWay, a program of the US Environmental Protection Agency, GreenBlue, the Coast Forest Conservation Initiative, ForestEthics, Greenpeace Canada, and Sierra Club BC.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With three mills, located in British Columbia, Catalyst has a combined annual production capacity of 1.5 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

SOURCE Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Karen Shum
Manager, Corporate Communications
604-247-4784

CO: Catalyst Paper Corporation

CNW 12:49e 04-JUN-14